Exhibit 17.1

August 10, 2005

Mr. Kenny O'Keefe
Chairman

MCG Capital Corporation

1100 Wilson Blvd.
Suite 3000, 30th Floor
Arlington, VA 22209

Dear Kenny,

As we discussed, the time has come for me to step down from the Board of Directors of MCG Capital Corporation ("MCG"). As you know, I first joined the Board of MCG in 1998 when GS Capital Partners II and affiliates together with Bryan and his team completed the buyout of MCG's predecessor from Signet Bank (now Wachovia). Over those seven years, the team has accomplished a great deal - growing the portfolio, building the management team, transforming to a BDC/RIC, completing significant debt and equity financings and building significant equity value. With the completion of the recent equity offering and the Merrill Lynch debt facility, MCG is in the best financial shape of its history, and is well prepared for the future.

We have recently raised GS Capital Partners V and GS Capital Partners II is in its harvesting phase. To date, as you know we have liquidated two thirds of our position in MCG. The company is in very good shape today - we have a strong balance sheet, a motivated team and a solid business model. I am very optimistic about MCG's future prospects, but the demands of the private equity business model necessitate that I move on to spend my time on other investments. I wish you and the management team the best of luck in the future, and am confident that you and they will be successful in leading MCG to a promising future.

As of today, I hereby resign from the MCG Board of Directors.

Sincerely,

/s/ Joseph Gleberman

Joseph Gleberman

cc: MCG Board of Directors